UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 2, 2022

ASPEN TECHNOLOGY, INC.
 (Exact name of registrant as specified in its charter)

Delaware	001-34630	04-2739697
(State or other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

20 Crosby Drive
Bedford, Massachusetts 01730
(Address of principal executive offices, including Zip Code)
(781) 221-6400
(Registrant’s telephone number, including area code)
Not applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.10 per share	AZPN	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01   Other Events.

Certain Litigation Relating to the Transactions

As previously disclosed, on October 10, 2021, Aspen Technology, Inc. (“AspenTech”) entered into the Transaction Agreement and Plan of Merger, as amended by Amendment No. 1 dated as of March 23, 2022 (as it may be further amended from time to time, the “Transaction Agreement”), among AspenTech, Emerson Electric Co. (“Emerson”), EMR Worldwide Inc., a wholly owned subsidiary of Emerson (“Emerson Sub”), Emersub CX, Inc., a wholly owned subsidiary of Emerson (“New AspenTech”), and Emersub CXI, Inc., a direct wholly owned subsidiary of New AspenTech (“Merger Subsidiary”), pursuant to which Emerson Sub will contribute two of Emerson’s industrial software businesses—Open Systems International, Inc. and the Geological Simulation Software business—to New AspenTech in exchange for New AspenTech common stock, and Merger Subsidiary will merge with and into AspenTech, with AspenTech as the surviving corporation and becoming a wholly owned subsidiary of New AspenTech (these transactions and other transactions contemplated by the Transaction Agreement, the “Transactions”).

For a more detailed description of the Transaction Agreement and the Transactions, please see the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (the “SEC”) by AspenTech on April 18, 2022 (the “Proxy Statement”).

As of May 2, 2022, seven complaints have been filed by purported AspenTech stockholders against AspenTech and members of AspenTech’s board of directors in connection with the Transactions, alleging that disclosures contained within the Proxy Statement are incomplete, rendering the Proxy Statement in violation of the Securities Exchange Act of 1934. The defendants believe that these complaints are without merit, and that no further disclosure is required under applicable law. Nonetheless, to specifically moot plaintiffs’ claims, to avoid the risk of the litigation delaying or adversely affecting the Transactions and to minimize the expense of defending these actions, AspenTech is making supplemental disclosures (the “Supplemental Disclosures”) related to the Transactions, as set forth herein. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the Supplemental Disclosures.

The Supplemental Disclosures should be read in conjunction with the Proxy Statement, which is available at www.sec.gov, along with periodic reports and other information AspenTech files with the SEC. To the extent that the information set forth herein differs from or updates information contained in the Proxy Statement, the information set forth herein shall supersede or supplement the information in the Proxy Statement. All page references are to pages in the Proxy Statement, and terms used below, unless otherwise defined, have the meanings set forth in the Proxy Statement.

The paragraphs under the heading “The Transactions—Background of the Transactions” on page 60 of the Proxy Statement beginning with “On January 19, 2021…” and “Commencing on January 20, 2021…” are hereby amended and supplemented by replacing the paragraphs in their entirety with the following:

On January 19, 2021, during a meeting of all of the members of the AspenTech Board, also attended by representatives of Skadden, J.P. Morgan and AspenTech management, the AspenTech Board determined it was in the best interests of AspenTech to form a Transaction Committee consisting of Mr. R. Halsey Wise, Mr. Robert M. Whelan, Jr., Mr. Donald P. Casey, Dr. Georgia Keresty and Mr. Pietri, all of whom were independent and disinterested members of the AspenTech Board except for Mr. Pietri (the “First Transaction Committee”). The First Transaction Committee was formed to facilitate the AspenTech Board’s review of potential strategic transactions, but the AspenTech Board did not delegate any of its authorities to the First Transaction Committee. Also at the January 19 meeting, representatives of J.P. Morgan presented materials to the AspenTech Board regarding an illustrative process, potential counterparties and next steps of a potential strategic transaction process involving AspenTech in the event the AspenTech Board decided to move forward with such a process. In addition, the AspenTech Board discussed and reviewed AspenTech management’s preliminary long-term forecasts and approved commencement of outreach to certain counterparties regarding a potential strategic transaction.

Commencing on January 20, 2021, representatives of J.P. Morgan began contacting potential counterparties (which included potential strategic and financial buyers and partners) regarding a potential strategic transaction. Representatives of J.P. Morgan initially contacted seven potential counterparties approved by the AspenTech Board, while representatives of five additional potential counterparties, including Emerson, Company A, and Company B, had already contacted either Mr. Pietri or representatives of J.P. Morgan to express interest in a potential transaction involving AspenTech. Eleven of these twelve potential counterparties (including Emerson) eventually entered into confidentiality agreements with AspenTech (and the other potential counterparty already had an existing confidentiality agreement with AspenTech). The confidentiality agreement AspenTech entered into with Emerson did not materially differ from the confidentiality agreements AspenTech entered into with the other potential counterparties. Eleven of the twelve confidentiality agreements included standstill provisions, and only two of the standstill provisions remained in effect after the execution and subsequent announcement of the Transaction Agreement and those two provisions continue in effect as of the date hereof. Neither of the two confidentiality agreements with current standstill provisions have a prohibition on requesting a waiver of the standstill from AspenTech and both agreements permit private acquisition proposals to AspenTech. These twelve potential counterparties (comprised of six strategic and six financial buyers or partners) were subsequently provided with preliminary due diligence materials. Two additional counterparties contacted AspenTech and representatives of J.P. Morgan on an unsolicited basis after hearing about AspenTech’s interest in a potential strategic transaction; however, they ultimately indicated that they were not interested in pursuing a strategic transaction with AspenTech.

The paragraph under the heading “The Transactions—Background of the Transactions” on page 65 of the Proxy Statement beginning with “On April 25, 2021…” is hereby amended and supplemented by replacing the paragraph in its entirety with the following:

On April 25, 2021, AspenTech executed a confidentiality agreement with Company F. The confidentiality agreement contained a standstill provision that ceased to be in effect upon the execution and subsequent announcement of the Transaction Agreement.

The paragraph under the heading “The Transactions—Background of the Transactions” on page 67 of the Proxy Statement beginning with “On July 13, 2021…” is hereby amended and supplemented by replacing the paragraph in its entirety with the following:

On July 13, 2021, as part of their ongoing dialogue regarding the existing commercial alliance between AspenTech and Emerson, Mr. Pietri and Mr. Karsanbhai met in person and discussed the industrial software landscape and areas of opportunity for each of the two companies as well as possible benefits of a combination. Mr. Pietri communicated his opinion that Emerson would be a good strategic partner for AspenTech under the right transaction structure that would address the concerns Mr. Pietri raised with Mr. Karsanbhai on May 22, 2021. Mr. Pietri proposed to Mr. Karsanbhai a potential transaction structure that would involve the joint purchase of an enterprise software company with approximately $175-225 million in annual revenue (which was not identified to Emerson but was referred to as “Company X”) and a subsequent combination among Company X, AspenTech and Emerson’s industrial software businesses, specifically OSI Inc. Mr. Karsanbhai proposed that the GSS businesses be included in the combined company, which Mr. Pietri agreed with. Mr. Karsanbhai indicated his expectation that if AspenTech and Emerson completed such a combination, Mr. Pietri would be the Chief Executive Officer of the combined company.

The paragraphs under the heading “The Transactions—Background of the Transactions” on page 68 of the Proxy Statement beginning with “On July 28, 2021…” and “On August 3, 2021…” are hereby amended and supplemented by replacing the paragraphs in their entirety, respectively, with the following:

On July 28, 2021, all of the members of the AspenTech Board held a meeting, also attended by representatives of AspenTech management. Mr. Pietri provided updates to the AspenTech Board on his conversations with Mr. Karsanbhai described above since July 13, 2021. The AspenTech Board determined to support a potential revised transaction with Emerson, where Emerson would combine its OSI Inc. and GSS businesses with AspenTech and purchase a majority stake in the combined company without the acquisition of Company X.

On August 3, 2021, AspenTech entered into an engagement letter with J.P. Morgan on the same economic terms as the engagement that was terminated on May 25, 2021.

The paragraphs under the heading “The Transactions—Background of the Transactions” on page 69 of the Proxy Statement beginning with “On August 23, 2021…” and “On August 24, 2021…” are hereby amended and supplemented by replacing the paragraphs in their entirety, respectively, with the following:

On August 23, 2021, ten of the eleven members of the AspenTech Board held a meeting, also attended by representatives of AspenTech management, J.P. Morgan and Skadden, to determine a response to the August 12, 2021 Proposal. The AspenTech Board determined that Emerson needed to improve the cash portion of the August 12, 2021 Proposal. The AspenTech Board instructed the representatives of J.P. Morgan to respond to the August 12, 2021 Proposal by asking Emerson to deliver more cash value to AspenTech stockholders. The AspenTech Board also determined it was in the best interests of AspenTech to form a new Transaction Committee consisting of Ms. Smith, Ms. Golz, Mr. Pietri and Mr. Whelan, all of whom were independent and disinterested members of the AspenTech Board except for Mr. Pietri (the “Second Transaction Committee”). The Second Transaction Committee was formed to facilitate the AspenTech Board’s review of a potential revised transaction with Emerson, but the AspenTech Board did not delegate any of its authorities to the Second Transaction Committee.

On August 24, 2021, representatives of Goldman Sachs, Centerview and J.P. Morgan had a call to clarify terms of the August 12, 2021 Proposal, address questions from the August 23 AspenTech Board meeting, and receive preliminary feedback on certain terms. On the same day, Mr. Pietri and Mr. Karsanbhai also spoke by telephone about the AspenTech Board’s reaction to the August 12, 2021 Proposal at its meeting on August 23, 2021.

The paragraphs under the heading “The Transactions—Background of the Transactions” on page 71 of the Proxy Statement beginning with “Also on September 10, 2021…” and “On September 19, 2021…” are hereby amended and supplemented by replacing the paragraphs in their entirety, respectively, with the following:

Also on September 10, 2021, Mr. Pietri and Mr. Karsanbhai spoke by telephone about the ongoing discussions of the transaction agreement and the various ancillary agreements to the transaction agreement, synergies associated with the proposed transaction, and governance of the combined company, including their perspectives on the current AspenTech Board and revenue, cost and transformational synergies. On the same day, AspenTech and Emerson held due diligence calls on human resource matters and financial data.

On September 19, 2021, Mr. Pietri and Mr. Karsanbhai spoke by telephone about both parties’ ongoing due diligence efforts, potential synergies, membership of the board of the combined company, other corporate governance matters and the plan for a meeting in Bedford, Massachusetts on September 24, 2021.

The paragraph under the heading “The Transactions—Background of the Transactions” on page 72 of the Proxy Statement beginning with “On October 4, 2021…” is hereby amended and supplemented by replacing the paragraph in its entirety with the following:

On October 4, 2021, the Second Transaction Committee held a meeting, also attended by representatives of AspenTech management, J.P. Morgan and Skadden. Representatives of J.P. Morgan provided an updated relationship disclosure and an update on the status of the transaction to the Second Transaction Committee. For more information, see the section entitled “Opinion of AspenTech’s Financial Advisor—Miscellaneous” beginning on page 92 of this combined proxy statement/prospectus. On the same day, Emerson spoke by telephone with AspenTech regarding various due diligence topics, including human capital management, tax and treasury matters.

The disclosure under the heading “The Transactions—Opinion of AspenTech’s Financial Advisor—Emerson Industrial Software Business Financial Analyses—Public Trading Multiples Analysis” on page 87 of the Proxy Statement is hereby amended and supplemented by replacing the first paragraph, chart summarizing results of analysis, and third paragraph in their entirety with the following:

Using publicly available information, J.P. Morgan compared selected financial data of the Emerson Industrial Software Business with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to the Emerson Industrial Software Business. The following table lists the companies selected by J.P. Morgan and sets forth the multiple of the analyst consensus estimates of fiscal year 2022 and 2023 unlevered free cash flow for each applicable company (which is referred to in this section as “FV/FY2022 uFCF” and “FV/FY2023 uFCF,” respectively):

	FV/FY2022 uFCF	FV/FY2023 uFCF
Dassault Systèmes SE	45.3x	41.6x
Hexagon AB	34.2x	31.1x
PTC Inc.	34.2x	32.8x
AVEVA Group plc	44.5x	33.4x

Using publicly available information, J.P. Morgan calculated the firm value, which is referred to in this section as “FV,” for each of the selected companies (calculated as equity value, plus or minus, as applicable, net debt or net cash) as of October 8, 2021.

The disclosure under the heading “The Transactions—Opinion of AspenTech’s Financial Advisor—Emerson Industrial Software Business Financial Analyses—Selected Transaction Multiples Analysis” on page 88 of the Proxy Statement is hereby amended and supplemented by replacing the first paragraph, chart summarizing results of analysis, and third paragraph in their entirety with the following:

Using publicly available information, J.P. Morgan examined selected transactions involving businesses which J.P. Morgan judged to be analogous to the Emerson Industrial Software Business (or aspects thereof) based on J.P. Morgan’s experience and familiarity with the industries in which the Emerson Industrial Software Business operates. The following table lists the transactions selected by J.P. Morgan and, for each applicable selected transaction, sets forth the multiple of each target company’s FV implied in the relevant transaction to the target company’s unlevered free cash flow for the twelve-month period after the announcement, which is referred to in this section as the “NTM,” of the applicable transaction (which is referred to in this section as “FV/NTM uFCF”).

Target	Acquiror	Announcement Date	FV/NTM uFCF
Infor Inc.	Hexagon AB	July 2021	Unavailable
QAD Inc.	Thoma Bravo	June 2021	50.2x
Plex Systems, Inc.	Rockwell Automation, Inc.	June 2021	Unavailable
Sparta Systems Inc.	Honeywell International Inc.	December 2020	40.6x
Arena Solutions, Inc.	PTC Inc.	December 2020	Unavailable
OSIsoft, LLC	AVEVA Group plc	August 2020	30.4x
Open Systems International, Inc.	Emerson	August 2020	32.9x
RIB Software SE	Schneider Electric SE	February 2020	38.1x
Accruent, LLC	Fortive Corporation	July 2018	25.6x
Gordian Group, Inc.	Fortive Corporation	July 2018	Unavailable
AVEVA Group plc	Schneider Electric SE	September 2017	34.0x

Using publicly available information, J.P. Morgan calculated, for each selected transaction, the FV/NTM uFCF of each target company.

The disclosure under the heading “The Transactions—Opinion of AspenTech’s Financial Advisor—AspenTech Financial Analyses—Public Trading Multiples Analysis” on page 89 of the Proxy Statement is hereby amended and supplemented by adding the following paragraph after the first paragraph of the section:

The FV/FY2022 uFCF and FV/FY2023 uFCF for the selected companies are reflected in the table above under the heading “Emerson Industrial Software Business Financial Analysis—Public Trading Multiples Analysis” beginning on page 87 of this combined proxy statement/prospectus.

The disclosure under the heading “The Transactions—Opinion of AspenTech’s Financial Advisor—AspenTech Financial Analyses—Selected Transaction Multiples Analysis” on page 90 of the Proxy Statement is hereby amended and supplemented by adding the following paragraph after the first paragraph and chart of the section:

The FV/NTM uFCF for the selected transactions are reflected in the table above under the heading “Emerson Industrial Software Business Financial Analysis—Selected Transaction Multiples Analysis” beginning on page 88 of this combined proxy statement/prospectus.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Transactions, New AspenTech has filed with the SEC, and the SEC has declared effective on April 18, 2022, a registration statement on Form S-4 (File No. 333-262106) that includes a proxy statement of AspenTech and that also constitutes a prospectus with respect to shares of New AspenTech’s common stock to be issued in the Transactions (“Combined Proxy Statement/Prospectus”). AspenTech and New AspenTech may also file other documents with the SEC regarding the Transactions. This document is not a substitute for the Combined Proxy Statement/Prospectus or any other document which AspenTech or New AspenTech may file with the SEC. INVESTORS, ASPENTECH STOCKHOLDERS AND PROSPECTIVE NEW ASPENTECH STOCKHOLDERS ARE URGED TO READ THE COMBINED PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS AND RELATED MATTERS. Investors, AspenTech stockholders and prospective New AspenTech stockholders may obtain free copies of the Combined Proxy Statement/Prospectus and other documents that are filed or will be filed with the SEC by AspenTech or New AspenTech through the website maintained by the SEC at www.sec.gov or by contacting the investor relations departments of AspenTech or Emerson at the following:

Emerson	AspenTech
8000 West Florissant Avenue, P.O. Box 4100	20 Crosby Drive
St. Louis, MO 63136 www.emerson.com/en-us/investors Colleen Mettler, Vice President, Investor Relations (314) 553-2197 investor.relations@emerson.com	Bedford, MA 01730 http://ir.aspentech.com/ Brian Denyeau ICR Brian.Denyeau@icrinc.com

PARTICIPANTS IN THE SOLICITATION

AspenTech or New AspenTech and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Transactions. AspenTech stockholders and prospective New AspenTech stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the Transactions, including the interests of AspenTech and New AspenTech directors and executive officers in the Transactions, which may be different than those of AspenTech and prospective New AspenTech stockholders generally, by reading the Combined Proxy Statement/Prospectus and any other relevant documents that are filed or will be filed with the SEC relating to the transaction. You may obtain free copies of these documents using the sources indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ASPEN TECHNOLOGY, INC.

By:	/s/ Frederic G. Hammond
	Name: Title:	Frederic G. Hammond Senior Vice President General Counsel and Secretary

Dated: May 2, 2022